Filed Pursuant to Rule 424(b)(3)

Registration No. 333-106911

PROSPECTUS SUPPLEMENT DATED JULY 7, 2004

(TO PROSPECTUS DATED FEBRUARY 9, 2004)

$200,000,000

THE TITAN CORPORATION

Amendment to the

Offer to Exchange

8% Senior Subordinated Notes due 2011

that have been registered under the Securities Act of 1933

for

any and all outstanding unregistered 8% Senior Subordinated Notes due 2011

and

Termination of the

Solicitation of Consents

to the Proposed Amendments to the Indenture

relating to the 8% Senior Subordinated Notes due 2011 of The Titan Corporation

Following the termination of its merger agreement with Lockheed Martin Corporation, The Titan Corporation has amended its offer to exchange new 8% Senior Subordinated Notes due 2011 registered under the Securities Act of 1933, as amended, for any and all of its outstanding unregistered 8% Senior Subordinated Notes due 2011 to extend the expiration date to 5:00 p.m., New York City time, on July 13, 2004. As a result of the termination of the merger agreement, Titan has terminated the consent solicitation pursuant to which Titan had sought to modify the indenture and the registration rights agreement relating to the notes, and Lockheed Martin has terminated its offer, which was conditioned on the closing of the merger, to guarantee Titan’s obligations as the obligor of the notes. Consequently, the existing indenture and the registration rights agreement, without giving effect to the proposed amendments, will continue to govern Titan’s obligations, note holders who had consented to the proposed amendments on or prior to the consent fee deadline will not receive the consent fee, and Lockheed Martin will not guarantee any of Titan’s obligations under the notes.

Except as described in this prospectus supplement, the terms of the exchange offer remain as described in the prospectus supplement dated April 23, 2004 and the prospectus dated February 9, 2004.

The expiration date for the exchange offer is 5:00 p.m., New York City time, on July 13, 2004, unless further extended. You will continue to have the right to withdraw tendered notes during the further extension of the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Summary of the Terms of the Exchange Offer

The Exchange Offer	Titan is offering up to $200 million aggregate principal amount of a new series of 8% senior subordinated notes due 2011 registered under the Securities Act, which we refer to as the exchange notes, in exchange for any and all of its outstanding unregistered 8% senior subordinated notes due 2011, which we refer to as the outstanding notes. Outstanding notes may be tendered for exchange notes in whole or in part in any integral multiple of $1,000. Titan is making the exchange offer in order to satisfy its obligations under the registration rights agreement relating to the outstanding notes.

Procedures for Tendering Outstanding Notes	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, Titan urges you to contact your nominee holder promptly if you wish to tender outstanding notes pursuant to the exchange offer.

If you are a person holding the outstanding notes through the Depository Trust Company, which is referred to in this prospectus supplement as DTC, and wish to participate in the exchange offer, you must do so through the DTC’s Automated Tender Offer Program, which is referred to in this prospectus supplement as ATOP, by which you will agree to be bound by the letter of transmittal. By executing and agreeing to be bound by the letter of transmittal, you will be making a number of important representations to Titan, as set forth in the letter of transmittal.

Letters of transmittal and certificates representing outstanding notes should not be sent to Titan or the information agent. Those documents should be sent only to the exchange agent. The address, telephone and facsimile numbers, of the exchange agent are set forth below and in the letter of transmittal. Upon completion of the exchange offer, Titan will accept for exchange any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date.

Any outstanding notes not accepted for exchange for any reason will be returned without expense as soon as practicable after the expiration or termination of the exchange offer.

Expiration Date	The expiration date for the exchange offer is 5:00 p.m., New York City time, on July 13, 2004, unless further extended.

Withdrawal	Tenders of outstanding notes may be withdrawn by delivering a written notice of withdrawal to the exchange agent. You may withdraw your tender at any time on or before the expiration date of the exchange offer.

Consequences of Your Failure to Exchange Your Outstanding Notes	Outstanding notes that are not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Titan does not currently intend to register the outstanding notes for resale under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes. Upon completion of the exchange offer, interest on any outstanding notes that are not tendered for exchange in the exchange offer will accrue at a rate equal to 8% per year, the same rate that the interest will accrue on the exchange notes.

Who May Participate in the Exchange Offer	Based on interpretations of the staff of the SEC, Titan believes that you will be allowed to resell the exchange notes that Titan issues in the exchange offer if:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating in and do not intend to participate in a distribution of the exchange notes;

• you have no arrangement or understanding with any person to participate in a distribution of the exchange notes; and

• you are not an “affiliate” of Titan, as defined in Rule 405 under the Securities Act.

If any of these conditions are not satisfied, you will not be eligible to participate in the exchange offer, you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

If you are a broker-dealer and you will receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes.

In accordance with the foregoing conditions, if you are a broker-dealer that acquired the outstanding notes directly from Titan in the initial offering and not as a result of market-making activities, you will not be eligible to participate in the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions that may be waived by Titan.

The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. Titan reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time:

• to delay the acceptance of the outstanding notes for exchange;

• to terminate the exchange offer if one or more specific conditions have not been satisfied;

•      to extend the expiration date of the exchange offer and retain all outstanding notes pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes; or

• to waive any condition or otherwise amend the terms of the exchange offer in any respect.

Liquidated Damages	The registration statement of which this prospectus supplement forms a part first became effective on September 10, 2003. However, because of the proposed merger with Lockheed Martin, Titan did not complete the exchange offer within 40 days of the registration statement first becoming effective as required by the registration rights agreement. As a result, liquidated damages began accruing on the outstanding notes beginning on October 20, 2003. For the first 90-day period immediately following October 20, 2003, liquidated damages accrued over and above the stated interest rate on the outstanding notes at a rate equal to 0.25% per year, with the rate at which the liquidated damages accrue increasing by an additional 0.25% per year with respect to each subsequent 90-day period, up to a maximum aggregate rate of 2.0% per year. Currently, liquidated damages are accruing over and above the stated interest rate on the outstanding notes at a rate equal to 0.75% per year. At the next regularly scheduled interest payment date following completion of the exchange offer, Titan will pay to the holders of outstanding notes on the applicable record date the amount of unpaid liquidated damages that have accrued from May 15, 2004, the most recent interest payment date, until the completion of the exchange offer. After completion of the exchange offer and termination of the registration rights agreement, liquidated damages will cease to accrue on the notes.

Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a taxable event to tendering U.S. holders. Rather, the exchange notes will be treated as a continuation of the outstanding notes for federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note, and the initial basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange. Similarly, the exchange offer will not result in a taxable event to non-tendering U.S. holders. Consequently, upon consummation of the exchange offer, non-tendering U.S. holders will have the same adjusted tax basis in, and holding period for, their notes as the holders had immediately prior to the exchange offer.

Holders are urged to consult their own tax advisors regarding the tax consequences of the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is serving as the exchange agent in connection with the exchange offer. Letters of transmittal, certificates representing outstanding notes and other documentation should be delivered to the exchange agent. The address, telephone and facsimile numbers of the exchange agent are:

	By Overnight Courier: DB Services Tennessee, Inc. Corporate Trust & Agency Services, Reorganization Unit 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Karl Shepherd	By Hand Delivery: Deutsche Bank Trust Company Americas c/o The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Janette Park Entrance New York, New York 10041

By Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, Tennessee 37229-2737

By facsimile: (eligible institutions only) (615) 835-3701 For information: (800) 735-7777 For confirmation by telephone: (615) 835-3572

Trustee	Deutsche Bank Trust Company Americas is serving as trustee under the indenture. The Trustee makes no recommendation as to whether or not holders should tender their notes in response to the exchange offer.

Dealer-Manager and Solicitation Agent	Following the termination of the merger agreement and the consent solicitation, Titan is not using a dealer-manager or solicitation agent for the exchange offer. Therefore, the references to, and information concerning, the dealer-manager and solicitation agent named in the prospectus dated February 9, 2004 should be disregarded.

Information Agent	The information agent for the exchange offer is Morrow & Co., Inc. Additional copies of this prospectus supplement, the letter of transmittal and other related materials may be obtained from the information agent.

If you have questions about the exchange offer, you may contact the information agent at:

Morrow & Co., Inc. 445 Park Avenue New York, New York 10022 Banks and Brokerage Firms: (800) 654-2468 Bondholders: (800) 607-0088

Letters of transmittal, notices of withdrawal, certificates representing outstanding notes and other documentation should not be sent to the information agent.

Use of Proceeds	Titan will not receive any cash proceeds from the issuance of the exchange notes.

No Lockheed Martin Guarantee	Lockheed Martin has terminated its offer, which was conditioned on the closing of the merger with Titan, to guarantee Titan’s obligations under the notes. As a result, information about Lockheed Martin, its financial condition and results of operations and the pro forma combined financial condition and results of operations of Lockheed Martin and Titan no longer is relevant to your decision whether to tender your unregistered Titan notes in exchange for registered Titan notes.

Summary of the Terms of the Exchange Notes

The following is a summary of the material terms of the exchange notes. For further information, you should carefully read the prospectus dated February 9, 2004, including the section entitled “Description of the Exchange Notes.”

Issuer	The Titan Corporation

Exchange notes offered	$200 million aggregate principal amount of 8% Senior Subordinated Notes due 2011.

Interest	Interest on the exchange notes will accrue at the rate of 8% per year from the later of:

• the last interest payment date on which interest was paid on the outstanding notes; or

•      if the exchange offer is consummated on a date after the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

Maturity	May 15, 2011

Interest payment dates	Semiannually, on May 15 and November 15

Repurchase of exchange notes at the option of holder upon change of control	Upon a change of control, you may require Titan to repurchase all or a portion of your exchange notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any. The term “change of control” is defined in “Description of Exchange Notes — Certain Definitions” in Titan’s prospectus dated February 9, 2004

Ranking	The exchange notes and the subsidiary guarantees will be Titan’s and the subsidiary guarantors’ general unsecured obligations and will be:

• junior in right of payment to all of Titan’s and each such guarantor’s existing and future senior indebtedness, including secured indebtedness;

• equal in right of payment to all of Titan’s and each such guarantor’s existing and future senior subordinated indebtedness; and

• senior in right of payment to all of Titan’s and such guarantor’s future subordinated indebtedness.

As of March 31, 2004, Titan had outstanding an aggregate of approximately $374.8 million of debt that was senior or effectively senior to the outstanding notes, and approximately $3.2 million of debt and obligations under capital leases that were pari passu with or effectively pari passu with the notes. As of that date, Titan also had approximately $95 million of total availability under its secured revolving credit facility, subject to its compliance with financial and other covenants in connection with any such borrowing, all of which Titan would have been able to borrow as of March 31, 2004 in compliance with those covenants.

Subsidiary guarantees	Titan’s obligations under the exchange notes will be fully and unconditionally guaranteed on a senior subordinated basis by Titan’s domestic subsidiaries, other than Cayenta, Inc. Titan has two foreign subsidiaries that are not guarantors of the outstanding notes and will not be providing guarantees of Titan’s obligations under the exchange notes.

Redemption	Titan may redeem the exchange notes, in whole or in part, on or after May 15, 2007 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest and liquidated damages, if any.

In addition, on or prior to May 15, 2006, Titan may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public equity offerings. See “Description of Exchange Notes — Optional Redemption” in Titan’s prospectus dated February 9, 2004 for more information.

Certain covenants	The indenture governing the notes will continue to contain covenants that will limit Titan’s and its subsidiaries’ ability to, among other things:

• pay dividends, redeem capital stock and make other restricted payments and investments;

• incur additional debt or issue preferred stock;

• enter into agreements that restrict Titan’s subsidiaries from paying dividends or other distributions, making loans or otherwise transferring assets to Titan or to any other subsidiaries;

• create liens on assets;

• engage in transactions with affiliates;

• sell assets, including capital stock of subsidiaries; and

• merge, consolidate or sell all or substantially all of Titan’s assets and the assets of Titan’s subsidiaries.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Certain Covenants” in Titan’s prospectus dated February 9, 2004.

Listing	Titan does not intend to list the exchange notes on any national securities exchange or on an automated interdealer quotation system.

Governing law	The laws of the State of New York.